UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                          Stream Global Services, Inc.
                          ----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   86323M100
                                   ---------
                                 (CUSIP Number)


                                August 18, 2008
                                ---------------
            (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                             -----------------------
CUSIP No.  86323M100                      13G            Page 2 of 5 Pages
----------------------------                             -----------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Offshore Fund, Ltd.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]
                                                                 (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,928,300
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,928,300
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,928,300
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           19.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

     This Schedule 13G (this "Schedule 13G") is being filed on behalf of Third Point Offshore Fund, Ltd. (the "Reporting Person") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Stream Global Services, Inc., formerly known as Global BPO Services Corp., a corporation formed under the laws of the State of Delaware (the "Company"). The Reporting Person previously reported beneficial ownership of more than 5% of the Common Stock on a Schedule 13G filed jointly with Third Point LLC and Daniel S. Loeb on October 29, 2007 (as amended by Amendment No. 1 thereto, filed on February 13, 2008, the "Prior Schedule 13G"). As reported on the Prior Schedule 13G, on December 31, 2007, the Reporting Person sold shares of Common Stock and reduced its beneficial ownership of Common Stock below 5% of the shares then outstanding.


Item 1:             Name of Issuer:
------              --------------

     The name of the issuer is Stream Global Services, Inc. (formerly known as Global BPO Services Corp.), a corporation formed under the laws of the State of Delaware (the "Company").

Item 2:

Item 2(a):          Name of Person Filing:
---------           ---------------------

     This Schedule 13G is filed by Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Reporting Person"), which invests and trades in securities, with respect to shares of Common Stock directly held by it.

     Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

Item 2(b):          Address of Principal Business Office or, if None, Residence:
---------           -----------------------------------------------------------

     The address of the principal business office of the Reporting Person is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, British West Indies.

Item 2(c):          Citizenship:
---------           -----------

     The Reporting Person is organized as a limited liability exempted company under the laws of the Cayman Islands.

Item 2(d):          Title of Class of Securities:
---------           ----------------------------

     Common Stock, par value $0.001 per share ("Common Stock").

Item 2(e):          CUSIP Number:
---------           ------------

     CUSIP number of the Common Stock is 86323M100.

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
----- -             --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    -----------------------------------------------------

                    A.   [ ] Broker or dealer registered under Section 15 of the
                             Act,

                    B.   [ ] Bank as defined in Section 3(a)(6) of the Act,
                    C.   [ ] Insurance Company as defined in Section 3(a)(19) of
                             the Act,
                    D.   [ ] Investment Company registered under Section 8 of
                             the Investment Company Act of 1940, E. [ ]
                             13d-1(b)(1)(ii)(E),
                    F.   [ ] Employee Benefit Plan or Endowment Fund in
                             accordance with 13d-1 (b)(1)(ii)(F),
                    G.   [ ] Parent Holding Company or control person in
                             accordance with Rule 13d-1(b)(1)(ii)(G),
                    H.   [ ] Savings Association as defined in Section 3(b) of
                             the Federal Deposit Insurance Act,
                    I.   [ ] Church Plan that is excluded from the definition of
                             an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
                    J.   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
------              ---------

     When the Prior Schedule 13G was last filed, the Reporting Person held warrants (the "Warrants") to purchase Common Stock which were not then exercisable and would not become exercisable until the later of satisfaction of
(i) a condition outside the control of the Reporting Person and (ii) October 17, 2008. On August 18, 2008, 60 days prior to October 17, 2008, the Reporting Person acquired beneficial ownership of the Common Stock issuable upon exercise of the Warrants held by it as a result of the satisfaction prior to that date of the condition to exercisability that was outside of the Reporting Person's control.

     In September 2008, the Company purchased pursuant to a tender offer 20,757,046 shares of Common Stock, including shares tendered by the Reporting Person. On September 12, 2008, the Reporting Person sold the shares tendered in the tender offer and sold additional shares of Common Stock in the open market. As a result of the Company's repurchase of a substantial number of shares of Common Stock in the tender offer, the percentage of the Common Stock beneficially owned by the Reporting Person increased substantially following the tender offer.

     (a) - (b) Amounts Beneficially Owned and Percentage of Class:

The Reporting Person beneficially owned the following numbers of shares of Common Stock, representing the following percentages of the shares of Common Stock outstanding, as of the dates indicated:


     ---------------------------------------- ------------------------------------------ --------------------------------------
                      Date                                Number of Shares                        Percentage of Class
     ---------------------------------------- ------------------------------------------ --------------------------------------
     August 18, 2008                          2,786,800                                  8.5% (1)
     ---------------------------------------- ------------------------------------------ --------------------------------------
     September 12, 2008                       1,928,300                                  19.1% (2)
     ---------------------------------------- ------------------------------------------ --------------------------------------

     (1) Based upon (i) the 30,115,721 shares of Common Stock issued and outstanding as of August 14, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, and (ii) 1,928,300 shares of Common Stock issuable upon exercise of

     Warrants held by the Reporting Person that were exercisable within sixty
     (60) days of August 18, 2008.

     (2) Based upon (i) 8,154,578 shares of Common Stock issued and outstanding upon completion by the Company of its tender offer, as reported in
          Exhibit 99(A)(5)(B) to Amendment No. 3 to the Company's Schedule TO filed on September 9, 2008 and (ii) 1,928,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person.

     (c)  Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 3,825,400 as of August 18, 2008; 1,928,300 as of September 12, 2008
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition:
                3,825,400 as of August 18, 2008; 1,928,300 as of
                September 12, 2008

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              -----------------------------------------------------------
                    Person:
                    -----------------------------------------------------------

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:             Identification and Classification of the Subsidiary Which
------              ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ---------------

Not applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

Not applicable.

Item 10:            Certification:
-------             -------------

The Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                         [Signatures on following page]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 30, 2008



                                   THIRD POINT OFFSHORE FUND, LTD.

                                   By: Daniel S. Loeb, Director


                                   By:  /s/ William Song
                                        ----------------------------------------
                                        Name:   William Song
                                        Title:  Attorney-in-Fact







 [SIGNATURE PAGE TO THIRD POINT OFFSHORE FUND LTD. SCHEDULE 13G WITH RESPECT TO
                          STREAM GLOBAL SERVICES, INC.]

                                  EXHIBIT INDEX


Exhibit 99.1: Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated June 12, 2008, was previously filed with the SEC on September 9, 2008 as an exhibit to an Amendment No. 4 to Schedule 13D filed by Third Point LLC with respect to Flow International Corporation and is incorporated herein by reference.